[Banco Bilbao Vizcaya Argentaria Letterhead]
June 27, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	William Friar Division of Corporation Finance

Michael Clampitt Division of Corporation Finance

RE:	Banco Bilbao Vizcaya Argentaria, S.A.

Form F-4 (No. 333-141813)

Dear Mr. Friar and Mr. Clampitt,

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Banco Bilbao Vizcaya Argentaria (the “Company”) hereby requests that the effectiveness of the Registration Statement on Form F-4 (File No. 333-141813) be accelerated to June 29, 2007 at 1 P.M. EST or as soon thereafter as practicable.

The Company acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Sincerely,

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:	/s/ Manuel González Cid
Name: Manuel González Cid
Title: Chief Financial Officer